Exhibit 99.1

Hong Kong Overseas Studies Consultancy Services Market Study © 2023 Frost & Sullivan. All rights reserved. This document contains highly confidential information and is the sole property of Frost & Sullivan. No part of it may be circulated, quoted, copied or otherwise reproduced without the written approval of Frost & Sullivan. Highly Confidential July 2023

2 Agenda 2 Overview of Macro Economic Environment in Hong Kong 3 Overview of Overseas Study Consultancy Services in Hong Kong 1 Introduction of the Research 4 Competitive Landscape of Overseas Study Consultancy Services in Hong Kong 2

• Historical Year: 2018 - 2021 • Base Year: 2022 • Forecast Year: 2023E - 2027E Resea r ch Period • Hong Kong Geographic Scope • Overseas Studies Consultancy Services Target Market The project scope is defined as follows: 3 S cope

Li m itations Industry Expert In t er v iew Market indicators for modeling Official S tatistic al sources Source of Information » Interviews with industry experts and competitors will be conducted on a best - effort basis to collect information for in - depth analysis for this report . » Frost & Sullivan will not be responsible for any information gaps where Interviewees have refused to disclose confidential data or figures . » The study took 2022 as the base year for analysis and 2023 - 2027 for forecast . However, as the point of this study being 2023 , some of the figures of 2022 may not be available at the moment from public statistical sources . Frost & Sullivan will use the latest information available (e . g . 2021 ) or make projections based on historical trends . » Under circumstances where information is not available, Frost & Sullivan in - house analysis will be leveraged using appropriate models and indicators to arrive at an estimate . » Sources of information and data will be clearly stated in the bottom right hand corner on each slide for reference . 4

5 Agenda 2 Overview of Macro Economic Environment in Hong Kong 3 Overview of Overseas Study Consultancy Services in Hong Kong 1 Introduction of the Research 4 Competitive Landscape of Overseas Study Consultancy Services in Hong Kong 5

6 • Hong Kong's economy and nominal GDP have declined in recent years due to several factors . Social unrest, geopolitical tensions like the US - China trade war, and especially the COVID - 19 pandemic have contributed to the downturn . Hong Kong's nominal GDP fell from HK $ 2 , 835 . 4 billion in 2018 to HK $ 2 , 767 . 9 billion in 2022 , representing an annual drop of 0 . 6 % during this period . The COVID - 19 outbreak in 2020 caused nominal GDP to plunge from HK $ 2 , 844 . 8 billion in 2019 to HK $ 2 , 675 . 3 billion in 2020 . • However, the government has introduced various stimulus programs to support the economy . As a result, GDP rebounded to HK $ 2 , 767 . 9 billion in 2022 . Looking ahead, the IMF predicts Hong Kong's economy will recover once COVID - 19 is properly contained . Nominal GDP is projected to grow from HK $ 3 , 051 . 7 billion in 2023 to HK $ 3 , 672 . 7 billion in 2027 , representing an annual increase of around 4 . 7 % during this time . While Hong Kong's economy and nominal GDP have recently declined due to social, geopolitical and health issues, the government's stimulus measures and a projected post - COVID recovery are expected to spur growth over the next several years . Source: International Monetary Fund; Frost & Sullivan Overview of Macro Economic Environment in Hong Kong Nominal GDP Nominal GDP (Hong Kong), 2018 - 2027E 2,835.4 2,844.8 2,675.3 2,861.6 2,767.9 3,051.7 3,202.0 3,367.5 3,540.9 3,672.7 4 , 0 00 3 , 5 00 3, 0 00 2 , 5 00 2 , 0 00 1 , 5 00 1 , 0 00 500 0 HK$ Billion 2018 2019 2020 2021 2022 2023E 2024E 2025E 2026E 2027E 2023E - 2027E 2018 - 2022 4.7% - 0.6% CAGR 6

Overview of Macro Economic Environment in Hong Kong Per Capita Nominal GDP Per Capita Nominal GDP (Hong Kong), 2018 - 2027E • Along with Hong Kong's modest GDP growth in recent years, average income levels have also maintained steady growth . GDP per capita rose from HK $ 378 . 7 thousand in 2018 to HK $ 383 . 6 thousand in 2022 , representing an annual increase of 0 . 3 % during this period . However, GDP per capita fell in 2020 due to the economic impact of COVID - 19 . • Looking ahead, Hong Kong's GDP per capita is projected to reach HK $ 489 . 7 thousand by 2027 , growing at an annual rate of 4 . 5 % from 2023 . Hong Kong's stable economic structure will likely support further expansion of the overall property market and construction industry . 378.7 7 Source: International Monetary Fund; Frost & Sullivan 7 378.3 360.2 386.8 383.6 410.6 429.0 448.6 468.9 489.7 5 0 0 4 5 0 4 0 0 3 5 0 3 0 0 2 5 0 2 0 0 1 5 0 1 0 0 50 0 HK$ Thousand 2018 2019 2020 2021 2022 2023E 2024E 2025E 2026E 2027E 2023E - 2027E 2018 - 2022 4.5% 0.3% CAGR

Overview of Macro Economic Environment in Hong Kong Population P opu la t i o n b y A g e G rou p ( H on g K on g ) , 2018 – 2027E 866.2 877.2 867.5 793.7 752.6 739.5 722.9 708.2 700.5 695.2 0 2 , 0 0 0 4 , 0 0 0 6 , 0 0 0 8 , 0 0 0 2,374.0 2,944.6 1,301.6 2018 2019 2020 2021 2022 2023E 7,486.4 7,520.8 7,474.2 7,401.5 7,333.2 7,533.6 2024E 2025E 2026E 2027E 7,583.5 7,630.2 7,693.3 7,760.5 2,092.2 3,049.5 2,337.4 2,954.2 1,352.0 2,246.8 2,942.0 1,417.9 2,143.9 2,968.8 1,495.1 2,068.6 2,945.3 1,566.7 2,180.1 T h o usa n d 1,636.7 2,160.4 2,991.9 1,708.3 2,141.0 2,977.3 1,773.2 2,119.5 3,027.6 1,845.7 1,923.6 3,007.8 0 - 14 15 - 39 40 - 64 65 or above • Hong Kong's population is aging, with the 65 and over age group growing the fastest . This segment increased from 1 . 3 million to 1 . 6 million people between 2018 and 2022 , representing an annual growth rate of 4 . 7% . In contrast, the 0 to 14 and 15 to 39 age groups have declined during this period, dropping at annual rates of 3 . 5 % and 3 . 4 % respectively . These younger age groups are projected to continue decreasing at annual rates of 1 . 5 % and 1 . 0 % between 2023 and 2027 . • Life expectancy has also increased in Hong Kong . Women's life expectancy rose from an average of 86 . 7 years in 2018 to 87 . 2 years in 2022 , while men's increased from 80 . 9 years to 81 . 3 years . By 2027 , women's life expectancy is expected to reach 89 . 3 years and men's 83 . 0 years, representing average annual growth rates of 0 . 5 % and 0 . 4 % from 2022 . 8 Source: Census and Statistics Department of Hong Kong, Frost & Sullivan 8

Overview of Macro Economic Environment in Hong Kong Number of Secondary School Enrollment Number of Secondary School Enrollment (Hong Kong), 2018 – 2022 325,498.0 8 Source: Census and Statistics Department of Hong Kong, Frost & Sullivan 9 327,394.0 329 , 011 .0 325,927.0 321,162.0 300,000 200,000 100,000 0 Number of Students 400,000 2018 2019 2020 2021 2022 2018 - 2022 - 0.3% CAGR • According to the Census and Statistics Department, the number of secondary school enrollment in Hong Kong was relatively stable with a CAGR of approximately - 0 . 3% , from 325 , 498 students in 2018 to 321 , 162 students in 2022 , amid an ongoing emigration wave, with more than 33 , 600 students left Hong Kong's schools in 2022 , and the low birth rate in Hong Kong .

Overview of Macro Economic Environment in Hong Kong Number of Full - time Enrollment in Higher Education Institutions Number of Full - time Enrollment in Higher Education Institutions (Hong Kong), 2018 – 2021 154,777.0 10 Source: Census and Statistics Department of Hong Kong, Frost & Sullivan 10 151,915.0 151,072.0 156,233.0 0 100,000 Number of Students 200,000 2018 2019 2020 2021 2018 - 2022 0.3% CAGR • The Hong Kong government has shown commitment to supporting the higher education industry through funding, policy initiatives, and infrastructure development . This support contributes to the growth and development of higher education institutions in the region . Together with the population growth, the number of full - time enrollment in Higher education institutions in Hong Kong recorded an increase from 154 , 777 in 2018 to 156 , 233 in 2021 , at a CAGR of 0 . 3% .

11 Agenda 2 Overview of Macro Economic Environment in Hong Kong 3 Overview of Overseas Study Consultancy Services in Hong Kong 1 Introduction of the Research 4 Competitive Landscape of Overseas Study Consultancy Services in Hong Kong 11

Overview of Overseas Study Consultancy Services in Hong Kong
Definition and Business Model Analysis

- There are two approaches student can apply for overseas education institutions, namely direct application through platforms provided by the overseas education institution, and application through consultancy service providers.
- Overseas studies consultancy services refer to two major type of services, targeting different client groups, including overseas education providers and students. With different revenue model, overseas consultancy service providers could be classified as (i) B2C service providers who charge student consulting fees based on the services scope as requested, and (ii) B2B service providers who charge overseas education providers commission fees based on the number of students referred and the amount of tuition fees.

Value Chain of Overseas Studies Consultancy Services



Overseas Education Providers
1
B2B Consultancy Service Providers
B2C Consultancy Service Providers
2
Integrated Consultancy Service Providers
Students

The value chain of overseas studies consultancy services could be classified into two types:

- **Type 1** : Under this business model, B2B overseas consultancy services providers first establish business relationships with the overseas education providers by entering into agency agreements with them. B2B overseas consultancy services providers would further partner with cooperative sales agents to recruit students. Some cooperative sales agent also act as B2C consultancy services providers and charge students consulting fees.
- **Type 2** : Under this business model, integrated consultancy services providers enter into agency agreements with overseas education providers and recruit students directly by leveraging their established recruitment channel.

Source: Frost & Sullivan

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Students Cooperative Overseas Education Providers Overseas studies consultancy service providers establish partnership with overseas institutions and help those institutions increase their brand awareness and recognition in Hong Kong and recruit students . They organize information sessions related to overseas studies and offer development advice to overseas institutions based on overseas study consulting service providers’ in - depth understanding, as well as assisting cooperative overseas education providers in student recruitment in Hong Kong by referring students to them . Top Tier Education Providers Lesser - known Education Providers While there are various ways a transitional top tier education providers Education providers with less brand awareness may have can recruit students and maintain a stable supply with its brand name, difficulty in recruitment students as they are lesser known to they normally partner with large - scale overseas study consulting service local students and direct application from the university are provider in origin country for multiple reasons . This includes a reduction in not able to reach recruitment goal . Maintaining student operation costs as consulting service providers can act as an extension to application number, these institutions may need to put in the institution recruitment team at local level and reduce the need for the more effort and resources to promote the schools and intuition’s staff to travel overseas for recruitment talks, workshops or increase penetration to lower tier cities students to expand related activities . In view of the increasing adoption of consulting service potential application pool . Overseas study consulting service provider in different countries, top education providers also leverage the providers give these institutions an efficient option to recruit platform of these service providers for advertisement and promotion, as students as they are equipped with knowledge and well as provide the official and correct information to local students . understanding on local needs . 12 Source: Frost & Sullivan 13 Overview of Overseas Study Consultancy Services in Hong Kong The Value Preposition of Overseas Studies Consultancy (1/2) Service Providers

Overview of Overseas Study Consultancy Services in Hong Kong The value preposition of Overseas Studies Consultancy(2/2) Overseas studies consultancy services help students to process all the tedious application procedures, which is a critical advantage in the past as information accessibility and transparency were relatively low . With the recent development of technology and market evolution, overseas studies consultancy services providers expand their service scope to keep up with the market trend and maintain its value proposition among students . A few key factors behind the adoption of overseas studies consultancy are described as follow . One - stop solution for students Overseas studies consultancy offer services from profiling and positioning, application guidance, visa application to offshore assistance . The complete guidance over the whole overseas study journey provides huge relief to students who are already exposed to great uncertainty making the decision to study abroad . The assistance from an experienced agency also helps comfort parents as they can have someone to rely on when helping their children to make important study choices and support their children overseas . Increase application success rate A study abroad decision does not purely comprise of the intention to train independency or improve languages, it usually involves the expectation to obtain a better educational certification so as to outcompete in the intense labor market . A lot of students thus consult a service provider to increase their success rate of getting into overseas shools . • Profiling and Positioning : In - house counsellors help students conduct an in - depth self - evaluation and provide suggestions for the selection of the optimal target schools and destination country after considering students' academics, language ability, economic support and others . • Application Guidance : In - house counsellors offer guidance for students on preparing application paperwork and school interviews . • Visa application : In - house counsellors assist students in preparing for visa applications and interviews . • Offshore assistance : Offshore services usually include airport pick - up services, rental services, etc . Students 12 Source: Frost & Sullivan 14 Cooperative Overseas Education Providers Service Providers

Revenue of Overseas Education Consultancy Services Market (Hong Kong), 2018 – 2027E 37.3 38.7 50.0 53.2 51.8 54.7 58.2 61.8 65.8 69.8 44.8 46.4 60.1 63.8 61.7 65.4 69.6 74.1 79.0 83.9 0 20 40 60 80 100 120 140 160 2019 2020 2021 2022 2023E 2024E 2025E 2026E 2027E 82.1 85.1 110.1 117.0 113.5 120.1 127.8 135.9 144.8 153.7 HK$ Millio n 2023 - 2027E 2018 - 2022 CAGR 6.4% 8.4% Total 6.4% 8.3% B2C 6.3% 8.6% B2B 2018 B2C B 2B 12 Source: Frost & Sullivan 15 Overview of Overseas Study Consultancy Services in Hong Kong Market Size Breakdown by Business Model • Along with the increase in students commencing overseas study and the rising revenue per student, the total revenue of the overseas studies consultancy services market in Hong Kong increased from HK $ 82 . 1 million in 2018 to HK $ 113 . 5 million in 2022 , at a CAGR of 8 . 4% . Growing economic status spurring willingness to pursue abroad education and complicated application procedure and evolving requirements increases the needs for overseas studies consultancy services and contributes to the market growth . • The market size of overseas studies consultancy services in Hong Kong is expected to reach HK $ 153 . 7 million in 2027 , representing the CAGR of 6 . 4% , driven by the rising demand for integrated one - stop service and the increase in number of students studying overseas .

Overview of Overseas Study Consultancy Services in Hong Kong Market Drivers (1/2) • A rising middle class and growing household income in source countries is a key factor driving growth in the overseas studies consultancy services industry . In particular, the per capita GNI in Hong Kong has increased from HK $ 398 , 551 in 2018 to HK $ 410 , 772 in 2022 , representing a CAGR of approximately 0 . 8% . As economies prosper and more families attain middle - class status, they gain both the motivation and financial means to pursue a foreign education for their children while with greater wealth and purchasing power, parents can afford high university fees as well as consultancy expenses . Overall, middle class development goes along with higher demand for guidance in accessing prestigious and potentially more expensive foreign degree programs . Growing economic status spurring willingness to pursue abroad education 1 • The complex and variable nature of applying to foreign universities represents a key driver of demand for overseas study consultancy services . For students and parents, navigating the application process alone can be a challenging, time - consuming endeavor with a high margin for mistakes that may negatively impact admission chances . Consultancy providers are well - positioned to address these obstacles and support clients in achieving their education abroad goals . Specifically, the requirements and criteria for applying to university abroad often differ considerably by country, school, and program . The paperwork and procedures involved frequently change, and remain largely unfamiliar to those outside the system . Consultancies mitigate these risks through comprehensive understanding of admission standards and timelines across various destinations, as well as keeping up - to - date with changes in policies and best practices to optimize each application . The partnerships with schools of overseas study consultants abroad also provide opportunity to convey meaningful insights about applicants and potentially gain admission advantages . In turn, consultancies play a prominent role in connecting clients with respective educational institutions in an effective and efficient manner Complicated application procedure and evolving requirements 2 12 Source: Frost & Sullivan 16

Overview of Overseas Study Consultancy Services in Hong Kong

Market Drivers (2/2)

3 Growing sub-sectors

- There are few leading sub-sectors that are growing continuously in the overseas study consultancy services market. For undergraduate programs, while numerous Hong Kong students fulfill the criteria to enroll in Hong Kong universities, many are still unable to secure admission to local universities owing to the scarce number of seats. Moreover, students who do get admission to Hong Kong universities may not be accepted into their desired programs such as business, finance, economics, and law, as these programs tend to be intensely competitive. As a result, there is a robust desire among Hong Kong students to pursue studies abroad in these disciplines. Further, there is an increasing number of Hong Kong parents eager to discover opportunities for their high school children to study in foreign boarding schools. This predilection is partly impelled by the perception of some parents and students that a private boarding school education can aid in cultivating them with academic, cultural, and linguistic competencies that may enhance their prospects of gaining admission to colleges and universities abroad.

4 Desire for diversified choices

- In Hong Kong, the percentage of secondary school graduates pursuing further study abroad has increased over the years from 9.9% in 2018 to 12.4% in 2022. The immense demand meaning students are looking for diversified choices and overseas study often represents a broad range of options in terms of destinations, programs, and types of institutions. In particular, the number of educational institutions and faculties and programs established are constantly evolving throughout the years. While faced with so many appealing choices, students often find the options overwhelming and look to consultancies for guidance. Established overseas study consultancies services leverage their expertise and networks spanning destinations, institutions and study levels worldwide, are well positioned to help students navigate the diversity of choices. providing a holistic, personalized process for evaluating options based on students' priorities and interests before identifying a focused shortlist of choices for applications. Students are therefore continuously benefited by the service provided to reach out to different trajectory catering to their aspirations.

Source: Frost & Sullivan

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Overview of Overseas Study Consultancy Services in Hong Kong Impact Analysis of Technological Upgrade 12 Source: Frost & Sullivan 18 • Technology upgrade allows overseas study consultancies to enhance their student experience, expand their reach, improve operational efficiency, and provide more convenient services to students in Hong Kong . In particular, the following aspects are continuously evolving : • Personalized service delivery : Leveraging technology, leading consultancies can provide customized recommendations based on student data, match students with tailored program opportunities using AI, simplify routine tasks such as application form filling and follow - ups using robots, and deliver omnichannel services from any device . With data - driven insights and digital outreach, consultancies are better equipped to understand student needs, identify trending study options, and market their services . • Digital marketing : Consultancies can now reach potential students through social media, search engines, and other digital channels and can promote their services and partner schools online to attract more students, which allows them to connect with students all over Hong Kong or even for Mainland Chinese appliants and expand their business . Besides, in contrast with conventional offline educational exhibitions, consultancies can also organize virtual events like webinars, online info sessions with university representatives, virtual campus tours, etc . , allowing students attend and grasp information about study abroad opportunities and expand the reach and student engagement . • Operational Efficiency : Technological capabilities allow consultancies to streamline operations, enhance quality, achieve differentiation . Specifically, consultancies can utilize advanced CRM systems, student databases, and other technologies to keep student records, track applications, send notifications and reminders, analyze performance, fostering more efficient, organized and data - driven internal processes . • Remote service delivery : With online outreaching, consultancies can offer remote consulting options to students in regards to preliminary service delivering and broad guidance . Some consultancies may also offer online student portals where students can access information about the application process, check application status, download offer letters and pay fees etc . , entailing transparency and convenience .

Overview of Overseas Study Consultancy Services in Hong Kong Key Trends (1/2) • In recent years, through websites optimized for search engines and profiles on social media platforms , consultancies are reaching students remotely and cost - effectively to raise brand awareness, provide information, and generate leads . By publishing regular engaging content on these channels, consultancies have been establishing themselves as trusted experts in study abroad . The emergence of online platform allow students to access information prior to starting meaningful conversation with their ideal service providers, thus improving cost efficiency in business operation . Some industry players offer student assessments, university recommendation engines and application tools via their websites to engage tech - savvy students and influence their choice of consultancy . Besides, digital events such as online seminars, webinars and virtual info sessions are hosted to share expertise and motivate student interest . By integrating online and offline operation, clients are able to refer to variety of touchpoints, service providers can therefore better utilize the data analytical tools from online platform to improve customer experience in their offline channel, which enhance their service quality . Emergence of online platform 1 • With a view to seizing greater market opportunities, industry players are expanding their service offerings both vertically and horizontally . For instance, some consultancies are now targeting younger students seeking overseas high school, diploma and postgraduate course, with an aim to building long - term relationships with students from an earlier stage which opens up opportunities for cross - selling and upselling services over their entire education journey . Some consultancies offer post - educational service such as offering vocational education and skills training courses abroad, as well as internship and work placement services while students are undergoing the education program . Leveraging connections with multinational companies, organizations and alumni abroad, these consultancies open up career opportunities that enhance the appeal of study opportunities in those destinations . Accordingly, with competition intensifying in this industry, targeted and strategic diversification balanced with sustaining core strengths will be the key trend for service providers Diversification of consulting service scope 2 12 Source: Frost & Sullivan 19

Overview of Overseas Study Consultancy Services in Hong Kong Key Trends (2/2) • Traditionally, most overseas study consultancies focused on a limited range of destinations, programs or services . However, in order to cater to the elevating expectations of students and the growing demand to engage consultancies, overseas study consultancies that offer integrated, comprehensive services are becoming more favorable amongst industry players . Integrated service provision may guide clients throughout the consumer journey from guiding on diverse study opportunities, in - depth application assistance, helping obtaining visas and scholarships, pre - departure briefings, on - site welcome and orientation, ongoing support for issues arising abroad, arranging admission examinations, facilitating meetups, applying scholarships, regularly hosting exhibition and long - term mentoring . Consultancies growing towards the idea of student - centric and committing to students' overall success and satisfaction through long - term, supportive partnerships is gradually prevailing . Customers favoring integrated one - stop service 3 • Networking and building strong relationships with overseas university partners and other organizations are crucial for overseas study consultancies to thrive . By working closely with educational institutions, established players nowadays have spent years developing wide - ranging networks that provide them privileged access to admission places, fee waivers, new program opportunities and joint marketing collaborations . The breadth and depth of service offerings is continuously advancing which attracts growing number of students reaching consultancies in order to explore more possibilities and opportunities with more niche and suitable options . Overall, networks and alliances enable overseas study consultancy to open up unique options, added - value offerings and attract increasing number of clients to look for relevant services . Increasing networking capability of consultancy services 4 12 Source: Frost & Sullivan 20

21 Overview of Overseas Study Consultancy Services in Hong Kong Market Opportunities and Constraints Source: Frost & Sullivan • Emerging destinations : Previously, the United Kingdom and Australia were among the top choices for Hong Kong students seeking overseas education due to factors such as cultural familiarity, global reputation and post - study work opportunities . In recent years, Canada has become an immensely popular study destination in recent years due to its favorable post - graduation work and immigration policies for international students . Asia destinations are also an increasing trend . Singapore and Vietnam have high - quality yet affordable universities, as well as lower costs of living . Their proximity to Hong Kong in terms of culture and travel reduces worries for students and parents regarding adjustment and safety . Overall, popular study destinations for Hong Kong students have diverged in recent years . • Mainland Chinese student : Due to rising affluence and desire for international education among Chinese families, Mainland Chinese students has been a fast - growing segment in recent years in Hong Kong . By strengthening marketing efforts, building relationships and providing customized service for Chinese students' needs, Hong Kong's consultancies can channel more mainland students through Hong Kong • Political and Economic Instability : Overseas studies consultancy services is the industry that leverages geographical barriers to create economic benefits . The market is particularly susceptible to the change in political and economic environmental between countries ; this includes currency changes, diplomatic approach by each governors as well as societal activities in different regions . Also, unlike retail service industry where customer consumption can be more easily aroused by increased advertisement or a change in product package and offerings ; overseas study is a rather high - value product and consumer’s economic power is a critical factor to consumption behavior • Fierce industry competition : There is intensifying competition from both established players and new entrants in Hong Kong's overseas study consultancy industry . Existing players have been aggressively trying to gain market share through price competition, marketing and mergers/acquisitions, which puts downward pressure on prices, margins and market dominance . Staying ahead requires hefty investments in areas like marketing, technology, and acquiring and retaining talent . Market Opportunities Market Constraints 21

Overview of Overseas Study Consultancy Services in Hong Kong
Latest Policies, Regulations, Government Publications

Origin Location

Region	Year	Policy, Regulations, Governmental Publications	Description
Hong Kong	2018	Consumer Council: An In-depth Look Into Overseas Education Advisory Services	• The Consumer Council published this document on overseas education advisory services. Based on the Council's research findings in the overseas education advisory services in Hong Kong, it is believed that the Government, together with the industry, should take an active role in fostering a better and more transparent Hong Kong marketplace for the provision of overseas education advisory services and for the betterment of our next generation.
	2004	Hong Kong International Education Consultants' Association: Code of Conduct	• HKIECA has drawn up a Code of Conduct to which members must adhere, and will also provide on-going training, initially in the three areas of counselling skills, matching students' needs, abilities and attitude with the most appropriate countries, institutions, and courses, and ethics
	1997	Trade Descriptions Ordinance	• Trade Descriptions Ordinance aims to prohibit false trade description, false, misleading or incomplete information, false marks and misstatements in respect of goods and services provided in the course of trade.

Main Destination Countries

Region	Year	Policy	Description
US	2020	Changes on student VISA application process and policy	• Shortening of VISA validation period, from 48 months to 12 months • Addition of phone interview in the standard VISA screening procedures • Rise of F1 VISA SEVIS fee • Tightening of courses and GPA requirement
UK	2016	Tier 4 VISA Pilot Scheme	• A change in UK VISA system applicable to international student studying postgraduate masters to submit less evidence and stay longer after graduation when applying for VISA. There is a total of 27 universities offering the VISA scheme in UK.
	2020	Change of VISA policy	• Cancellation on study length limitation of students studying postgraduate or above • Simplifying application requirement, students do not need to hand in bank statement and English language proof again for VISA application
Canada	2014	New regulations for international students	• The new regulations will improve services to genuine students, while protecting Canada's international reputation for high-quality education and reducing the potential for fraud and misuse of the program.
	2006	Post-Graduation work permit	• To allow students to work for up to 3 years after graduation. This was aimed to attract more international students by providing them a pathway to gain Canadian work experience.

Source: Frost & Sullivan

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23 Agenda 2 Overview of Macro Economic Environment in Hong Kong 3 Overview of Overseas Study Consultancy Services in Hong Kong 1 Introduction of the Research 4 Competitive Landscape of Overseas Study Consultancy Services in Hong Kong 23

24 Source: Frost & Sullivan Competitive Landscape of Overseas Study Consultancy Services in Hong Kong 24 Competition Overview • The overseas studies consultancy services market in Hong Kong is highly competitive, with over 50 market participants employing various business models . By region, overseas studies consultancy service providers are typically divided into those from overseas or the PRC with Hong Kong branches and those operating independently in Hong Kong . In terms of operation mechanisms, they are primarily divided into the following categories : i) Consulting agencies : The major competitors are established agencies that have been providing overseas studies consultancy services for a number of years and have developed a solid reputation, such as IDP Education, Dadi Overseas Studies Service Center, The Group, etc . Typically, they offer comprehensive services, such as application writing, school selection advice, visa application, language training, etc . ii) Educational institutions : Many educational institutions, such as EF Education, Glocal Education Services, etc . , are actively expanding their study abroad consulting services . These institutions are able to provide high - quality language training and academic advising, putting them in competition with conventional overseas studies consulting firms . iii) Individual studios : Despite having more flexible options and autonomous decision - making authority, individual services providers normally have a smaller market share in Hong Kong due to its limited business intake . • In recent years, the overseas studies consultancy services market has become increasingly competitive, particularly during the latter stages of COVID - 19 when the demand for overseas study has drastically increased, creating opportunities for business expansion and attracting more new entrants to the market . However, large overseas studies consultancy firms tend to have more client resources, developed business models, and talent development mechanisms over the long term of operation in the market . In order to further solidify their market position, they are expected to continue to innovate in response to market trends, including accelerating their Internet transformation . whereas small - scale consulting service providers is expected to find it more difficult to expand their businesses due to limited resources and capital . • Overall, the competitive landscape of the overseas study consultancy services industry in Hong Kong is highly competitive, and the overseas study consultancy services institutions are required to continuously improve their service quality and competitiveness to meet the needs of students and parents . To obtain a position on the market, new entrants must demonstrate i) High level of credibility ; ii) Talent acquisition and management ; iii) Industry networks and partnerships ; and iv) Adoption of advanced technology, etc .

25 Source: Annual reports, Frost & Sullivan Market Share Total Revenue Company Million HKD Ranking 15.5% 17.6 Hong Kong Overseas Studies Centre(HKOSC) 1 14.7% 16.7 Dadi Overseas Studies Service Center 2 13.2% 15.0 IDP Education 3 11.8% 13.4 The Group 4 8.2% 9.3 AAS Education Consultancy 5 63.4% 72.0 Top Five Subtotal 36.6% 41.5 Others 100.0% 113.5 Total * Note: Revenue generated in Hong Kong by Integrated Consultancy Service Providers with overseas studies consulting as its main business segment is included. rvices in Competitive Landscape of Overseas Study Consultancy Se Hong Kong Ranking of Top Five Consultancy Service Providers by Revenue Top Five Consultancy Service Providers in Hong Kong by Overall Revenue, 2022E Re v ised 25 • The revenue of the top 5 consultancy services providers in Hong Kong are Hong Kong Overseas Studies Centre(HKOSC), Dadi Overseas Studies Service Center, IDP Education, The Group, and AAS Education Consultancy with revenue of HKD 17 . 6 million, HKD 16 . 7 million, HKD 15 million, HKD 13 . 4 million, and HKD 9 . 3 million respectively in 2022 , accounting for 63 . 4 % of the total market . The Group is the third largest consultancy services providers in Hong Kong by revenue in 2022 , accounting for the market share of 11 . 8% .

Competitive Landscape of Overseas Study Consultancy Services in Hong Kong

Introduction of Leading Competitors(1/2)

Leading players	IDP Education	Dadi Overseas Studies Service Center	AAS Education Consultancy	Hong Kong Overseas Studies Centre
Year of establishment	1969	1990	2001	1977
Ownership	IEL (ASX)	8417.HK	Privately held	Privately held
Number of branches	120	3	1	1
Destination of students	Australia\New Zealand\UK\Ireland\US\Canada	Australia\New Zealand\UK\US \Canada	Australia\New Zealand\UK\Canada\US	Australia\New Zealand\UK\Ireland\US\Ireland\Europe\ Asia
Number of overseas institution partners	700+	3,000+	500+	2,000+

Source: Frost & Sullivan

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Competitive Landscape of Overseas Study Consultancy Services in Hong Kong

Introduction of Leading Competitors(2/2)

Leading players	**Expert Education and Visa Services**	**Glocal Education Services Limited**	**International Studies Service Centre**	**EF Education First**
Year of establishment	2003	2009	1995	1965
Ownership	Privately held	Subsidiary of BExcellent Group(1775.HK)	NEEQ: 836400	Privately held
Number of branches	60+	1	1	600+
Destination of students	US/UK/Australia/Canada/Japan/Korea/Italy/Switzerland/France/Germany/Netherlands/Ireland/Singapore/New Zealand/Hong Kong/Malaysia	UK/US/Canada/ Australia/ Germany/Korea	US/UK/Australia/Canada/ New Zealand	Australia\New Zealand\UK\Ireland\US\Ireland
Number of overseas institution partners	500+	300+	260+	230+

Source: Frost & Sullivan

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Competitive Landscape of Overseas Study Consultancy Services in Hong Kong Entry Barriers Credibility is one of the most essential factors for clients when selecting an overseas studies consultancy service provider as it is based on a strong brand and reputation . A positive reputation indicates that the service provider has successful application experiences and offers superior service . In addition, overseas studies consultancy service providers with professional organisation or media recognition, such as industry awards and media recommendations, will enhance their credibility and distinguish themselves from a crowded field of competitors . In addition, the majority of users prefer legally registered agency to individual workshops in order to protect their rights and interests, limiting the opportunities for private study abroad service providers to develop in the market . New entrants are less likely to acquire significant brand awareness and reputational advantages in the short term, and may have difficulty competing with large consulting firms due to the lack of credibility . As a primary provider of products and services, a team of experienced experts supports the growth of overseas studies consulting services . Leading overseas studies consultancy service providers typically have large and reputable teams of specialists with in - depth knowledge and experience in overseas study applications, such as subject - specific application solutions . In particular, thanks to their personal overseas study experience, the majority of experts have a certain understanding of the local environment and are able to offer services beyond the admissions application, such as advice on local housing, life experience, career planning, international student insurance, and related laws and regulations . An expert team with extensive experience can provide comprehensive and detailed services to clients, thereby increasing client satisfaction and the company's reputation . In contrast, it is difficult for new entrants to acquire sufficient talent when the majority of top competitors have established talent development systems to manage their human capital . High level of credibility Talent acquisition and management 28 Source: Frost & Sullivan 28

Competitive Landscape of Overseas Study Consultancy Services in Hong Kong Entry Barriers (Cont’d) The ability of overseas education providers to provide comprehensive and personalised services to its clients depends on its network of overseas institutions . Existing service providers have already established a global network of official overseas partners, including core institutions and application agencies, allowing them to obtain first - hand information and offer their clients the highest quality service in a timely manner . Moreover, maintaining positive relationships with language - learning institutions and accommodation providers, for example, can aid overseas education providers in expanding their services and securing a unique position in a highly competitive market . A new entrant requires time and resources to evaluate and establish trust and partnerships with foreign institutions when confronted with a large number of partner institutions . Organisations that provide consulting services for study abroad must manage large amounts of school and client data, therefore, the adoption of data analysis and management technology tools is required to reduce costs and improve efficiency . Using a large database to automatically collect, update, and analyse the most recent university and major rankings, application requirements, case studies, acceptance rates, and relevant exams and competitions, for instance, will help consultants save time in information collection and improve the efficiency and accuracy of access, while also reducing labour costs for businesses . Moreover, the integration of university's online application channel can provide clients with a smooth and efficient one - stop platform, thereby enhancing their service experience . The technology platform can also assist businesses with team commission and performance management . In a highly competitive market, new entrants who do not effectively integrate advanced technology into their operations risk falling behind . Moreover, investments in advanced technology and online platforms raise the industry's entry barriers, which will lead to a further consolidation of the overseas study consultancy service market . Industry networks and partnerships Adoption of advanced technology 28 Source: Frost & Sullivan 29

Competitive Landscape of Overseas Study Consultancy Services in Hong Kong

Key Success Factors

Overseas institutions network

Serving as the foundation for the growth of the overseas studies consultancy service, the network of international institutional partnerships is the key success factor. Institutions that occupy a particular market position typically have access to a multitude of authorized high school and university resources, as well as resources such as cooperation with official examination bodies, local lodging, and even insurance and other local businesses that can provide resources such as internship programs. Institutions with a broad network of partner institutions are more able to offer a variety of services to students in different countries, at varying levels of education, etc. Additionally, acquiring additional official licenses facilitates the expansion of the network of partners by demonstrating the company's credibility and capacity to recruit prospective students. However, established and reputable institutions are typically more likely to have a strong network of partners with a large number of educational institutions, and thus claim the market lead.

Comprehensive and Personalized solutions

To differentiate from competitors, overseas education providers must expand their spectrum of services to encompass a one-stop service from pre-study to post-study. Pre-study services concentrate on the planning of study paths, the application process to institutions, English language training, and examinations that can be administered in-country and are presently abundant and competitive on the market. Post-study services, on the other hand, are predominantly localised and companionable, revolving around study, life, and job search, and require more resources for overseas staffing, training, and service provision, however, those who can afford such costs will be able to build competitive barriers in a highly competitive market.

Incorporation of online business and marketing

The overseas study consultancy services industry significantly relies on word-of-mouth, and the ability of study abroad consultancies to manage their brand image and word-of-mouth marketing is essential to their success. Meanwhile, as a result of consumers' advanced online utilization patterns, the Internet has become the primary way for users to access information and locate products and services pertinent to international studies. Overseas study consultancy must actively develop their online business and enhance their brand influence and reputation through a series of marketing activities, including SEO, social media advertising, and word-of-mouth marketing for existing and new customers to increase exposure and brand awareness in order to expand customer base and establish a strong market presence.

Source: Frost & Sullivan

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